November 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C.  20549

Attention: Mr. Tim Buchmiller

 Mr. Joseph McCann

RE: Nerium Biotechnology Inc.

 Registration Statement on Form 10-12G
 Filed: September 18, 2020

 File No. 000-54051

Dear Sirs:

Nerium Biotechnology, Inc. (the "Company") hereby requests that the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form 10-12G, as amended (File No. 000-54051), to become effective on Thursday, November 12, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company hereby authorizes its counsel, Arnold Zipper, Esq. of Cole Schotz P.C., to orally modify or withdraw this request for acceleration.  Please contact Mr. Zipper at (561) 715-0364 with any questions you may have concerning this request, and please notify Mr. Zipper when this request for acceleration has been granted.

Sincerely,

/ s / Dennis Knocke

Dennis Knocke
Chief Executive Officer